Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus announces cash distribution for February 2010 and provides update on hedging activity

     CALGARY, Jan. 29 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX -
ERF.un, NYSE - ERF) is pleased to announce that a cash distribution in the amount of CDN$0.18 per unit will be payable on February 20, 2010 to all
Enerplus Unitholders of record on February 10, 2010. The ex-distribution date for this payment is February 8, 2010.
     The CDN$0.18 per unit distribution is equivalent to approximately US$0.17 per unit if converted using a Canadian/US dollar exchange ratio of 1.06. The
U.S. dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
     Holders of Enerplus Exchangeable Limited Partnership Class B units
(formerly Focus Limited Partnership Class B units) of record on February 10,
2010 will be eligible to receive a distribution of CDN$0.0765 per unit on
February 20, 2010 based on the exchange ratio of 0.425 of an Enerplus trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.
     In conjunction with our capital spending plans for 2010 which includes increased spending on early stage resource plays such as the Marcellus,
Enerplus has entered into additional natural gas and crude oil hedge positions. These additional hedges will help support our cash flows and, in turn, our capital spending plans and distributions to our investors.
     As of January 22, 2010, we have approximately 39% of our expected 2010 natural gas production hedged at an effective price of $6.46/Mcf and approximately 43% of our expected 2010 crude oil production hedged at an effective price of US$77.54/bbl.

     <<
                                                Natural Gas
                                                 (CDN$/Mcf)
                              ------------------------------------------------
                               January 1,    April 1,   November   January 1,
                                 2010 -       2010 -    1, 2010 -    2011 -
                                March 31,    October    December    March 31,
                                  2010       31, 2010   31, 2010      2011
     -------------------------------------------------------------------------
     Purchase Puts (floor
      prices)                    $ 7.89       $ 5.52     $ 5.52         -
     %                             14%          11%        11%          -

     Sold Puts (limiting
      downside protection)       $ 3.96       $ 4.01     $ 4.01         -
     %                              4%          11%        11%          -

     Swaps (fixed price)         $ 7.33       $ 6.48     $ 6.39      $ 6.39
     %                             11%          34%        30%         30%

     Sold Calls (capped
      price)                    $ 12.13          -          -           -
     %                              2%           -          -           -

     Purchased Calls
      (repurchasing upside)         -            -          -           -
     %                              -            -          -           -
     -------------------------------------------------------------------------

                                            Crude Oil
                                            (US$/bbl)
                              ------------------------------------
                               January 1,     July 1,   January 1,
                                 2010 -       2010 -      2011 -
                                June 30,     December    December
                                  2010       31, 2010    31, 2011
     -------------------------------------------------------------
     Purchase Puts (floor
      prices)                       -            -          -
     %                              -            -          -

     Sold Puts (limiting
      downside protection)      $ 47.50      $ 47.50     $55.00
     %                             15%          15%         4%

     Swaps (fixed price)        $ 77.51      $ 77.85     $87.65
     %                             43%          44%         4%

     Sold Calls (capped
      price)                        -            -          -
     %                              -            -          -

     Purchased Calls
      (repurchasing upside)     $ 92.68      $ 92.68    $105.00
     %                             26%          26%         4%
     -------------------------------------------------------------
     Based on weighted average price (before premiums), estimated 2010 average annual production of 86,000 BOE/day, net of royalties and assuming an 18%
     royalty rate.
     >>

     Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 29-JAN-10